October 21, 2009
VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Mr. Terence O’Brien
Accounting Branch Chief
Division of Corporation Finance

Re:	POSCO Annual Report on Form 20-F
Dear Mr. O’Brien:
          Reference is made to your letter dated September 15, 2009 regarding the filing of POSCO’s annual report on Form 20-F for the fiscal year ended December 31, 2008 (the “Annual Report”). We would like to thank you for your review of our Annual Report and the initial response letter.
          We set forth in this letter our responses to the numbered comments in your letter dated September 15, 2009. For your convenience, we have included the text of the staff’s comments in bold and keyed our responses accordingly. Page and paragraph references are to the Annual Report, and capitalized terms used herein without definition have the meanings ascribed to them in the Annual Report.
Critical Accounting Estimates, page 33
1.	We note your response to prior comment 3 and the proposed changes to your critical accounting policies. The changes made are general in nature and do not provide a reader with greater insight into the quality and variability of your financial position and operating results. Specifically, we note that your policies do not analyze significant estimates for their specific sensitivity to change, based on other outcomes that are reasonably likely to occur and would have a material effect. Please revise to provide quantitative as well as qualitative disclosure for each critical estimate, specifically disclosing applicable items such as, accounts receivable bad debt and collection rates, key inputs used to value your investments, assumptions used in your cash flow analyses to value non-marketable investments

Mr. Terence O’Brien
Securities and Exchange Commission, p. 2
and long-lived assets (e.g. market conditions, selling prices, sales volume and costs of production) and selling price ranges for inventory which are used to determine net realizable value.

In response to the Staff’s comments, we have respectfully considered your comments and propose to expand our disclosure relating to critical accounting policies in our future filings of annual report on Form 20-F as described below. For your reference, we have underlined the wording changes below that have been added or modified since our previous response to your comments.

Allowance for Doubtful Accounts

We maintain an allowance for doubtful accounts for exposures in our receivable balances that represent our estimate of probable losses in our short-term and long-term receivable balances from the inability of our customers to make required payments. If the financial condition of our customers were to deteriorate and negatively impact their ability to make payments, additional allowances may be required. Determining the allowance for doubtful accounts requires significant management judgment and estimates including, among others, the credit worthiness of our customers, experience of historical collection patterns, potential events and circumstances affecting future collections and the ongoing risk assessment of our customers’ ability to pay.

Trade account receivables are analyzed on a regular basis and, upon becoming aware of a customer’s inability to meet its financial commitments to us, the value of the receivable is reduced through a charge to the allowance for doubtful accounts. In addition, we record a charge to the allowance for doubtful accounts upon receipt of customer claims in connection with sales that management estimates are unlikely to be collected in full. As of December 31, 2009, the percentage of allowance for doubtful accounts to gross account receivables is XX%.

Specifically, allowance for doubtful accounts are recorded when any of the following loss events occurs: (i) there is objective evidence as to uncollectibility of the account observed through bankruptcy, default or involuntary dissolution of the customer; (ii) we lose a lawsuit against the customer or our right of claim gets extinguished; (iii) our costs to collect the account exceed the payments to be received; and (iv) dispute with the customer over the collection of the account persists over three years.

The actual average annual uncollected percentage rate of accounts receivables resulting in write-offs for the three years in the period ended December 31, 2009 was XX%. These historical results, as well as current known conditions impacting the collectability of our accounts receivable balances, are significant factors for us when we estimate the amount of the necessary allowance for doubtful accounts. Historically, losses from uncollectible accounts receivables have been within expectations and in line with the allowances established. However, unforeseen circumstances such as adverse market

Mr. Terence O’Brien
Securities and Exchange Commission, p. 3
conditions that deviate significantly from our estimates may require us to change the timing of, and make additional allowances to, our receivable balances. In this case, our results of operations, financial condition and net worth could be materially and adversely affected.

Valuation of Investment Securities and Derivatives

We invest in various financial instruments including debt and equity securities and derivatives. Depending on the accounting treatment specific to each type of financial instrument, an estimate of fair value is required to determine the instrument’s effect on our consolidated financial statements.

If available, quoted market prices provide the best indication of fair value. We determine the fair value of our financial instruments using quoted market prices when available, including quotes from dealers trading those securities. If quoted market prices are not available, we determine the fair value based on pricing or valuation models, quoted prices of instruments with similar characteristics, or discounted cash flows. Determining the fair value of unlisted financial instruments involves a significant degree of management resources and judgment as no quoted prices exist and such securities are generally very thinly traded. The fair value of unlisted equity securities held for investment (excluding those of affiliates and subsidiaries) is based on the latest obtainable net asset value of the investees, which often reflects cost or other reference events. Derivatives for which quoted market prices are not available are valued using valuation models such as the discounted cash flow method. The key inputs used in the valuation of such derivatives depend upon the type of derivative and the nature of the underlying instrument and include interest rate yield curves, foreign exchange rates, the spot price of the underlying instrument, volatility, and correlation. The fair values based on pricing and valuation models, discounted cash flow analysis, or net asset values are subject to various assumptions used which, if changed, could significantly affect the fair value of the investments.

When the fair value of a listed equity security or the net equity value of an unlisted equity security declines compared to acquisition cost and is not expected to recover (impaired investment security), the value of the equity security is adjusted to its fair value or net asset value, with the valuation loss charged to current operations. When the fair value of a held-to-maturity or an available-for-sale investment debt security declines compared to the acquisition cost and is not expected to recover (impaired investment security), the carrying value of the debt security is adjusted to its fair value with the resulting valuation loss charged to current operations.

As part of this impairment review, the investee’s operating results, net asset value and future performance forecasts as well as general market conditions are taken into consideration. If we believe, based on this review, that the market value of an equity security or a debt security may realistically be expected to recover, the loss will continue

Mr. Terence O’Brien
Securities and Exchange Commission, p. 4
to be classified as temporary. If economic or specific industry trends worsen beyond our estimates, valuation losses previously determined to be recoverable may need to be charged as a valuation loss in current operations.

Significant management judgment is involved in the evaluation of declines in value of individual investments. The estimates and assumptions used by our management to evaluate declines in value can be impacted by many factors, such as the financial condition, earnings capacity and near-term prospects of the company in which we have invested, the length of time and the extent to which fair value has been less than cost, and our intent and ability to hold the related security for a period of time sufficient to allow for any recovery in market value. The evaluation of these investments is also subject to the overall condition of the economy and its impact on the capital markets. Any changes in these assumptions could significantly affect the valuation and timing of recognition of valuation losses classified as other than temporary.

We have estimated fair values of material non-marketable securities. We estimated these fair values based on pricing or valuation models, quoted prices of instruments with similar characteristics, or discounted cash flow models. The discounted cash flow model valuation technique is based on the estimated cash flow projections of the underlying investee. Key assumptions and estimates include market conditions, revenue growth rates, operating margin rates, income tax rates, depreciation and amortization rates, the level of capital expenditures, working capital amounts, and the discount rates. These estimates are based on historical results of the investee and other market data. In these cash flows projections, the two most significant estimates are the discount rates and revenue growth rates. If the discount rates used in these valuations were increased by one percentage point, then the estimated fair values would have decreased by XX% in total. In addition, if the revenue growth rate assumptions were decreased by XX% in the cash flow models, then the estimated fair values would have decreased by XX% in total.

We recognized losses on impairment of investments of Won 12 billion in 2007, Won 121 billion in 2008 and Won XXX in 2009. Loss on impairment of investments increased in 2009 primarily due to an impairment loss of Won XXX resulting from a decrease in the fair value of our investment in XXX.

Historically, our estimates and assumptions used to evaluate impairment of investments have been within expectations. However, unforeseen circumstances such as adverse market conditions that deviate significantly from our estimates may require us to recognize additional losses on impairment of investments. We base our fair value estimates on assumptions we believe to be reasonable, but which are unpredictable and inherently uncertain. The use of alternative estimates and assumptions could increase or decrease the estimated fair values of our investments and potentially result in different impacts on our results of operations.

Long-lived Assets

Mr. Terence O’Brien
Securities and Exchange Commission, p. 5
The depreciable lives and salvage values of our long-lived assets are estimated and reviewed each year based on industry practices and prior experience to reflect economic lives of long-lived assets. Also, these assets are reviewed for impairment if events or changes in circumstances indicate that the carrying amount of an asset may not be recovered. There were no significant changes in assumption to estimated useful lives or salvage value assumptions in 2007, 2008 and 2009. The recoverable amount is measured at the greater of net selling price or value in use. When the book value of long-lived asset exceeds the recoverable value of the asset due to obsolescence, physical damage or a decline in market value and such amount is material, the impairment of asset is recognized and the asset’s carrying value is reduced to its recoverable value and the resulting impairment loss is charged to current operations. Such recoverable value is based on our estimates of the future use of assets that is subject to changes in market conditions.

Our estimates of the useful lives and recoverable values of long-lived assets are based on historical trends adjusted to reflect our best estimate of future market and operating conditions. Also, our estimates include the expected future period in which the future cash flows are expected to be generated from continuing use of the assets that we review for impairment and cash outflows to prepare the assets for use that can be directly attributed or allocated on a reasonable and consistent basis. If applicable, estimates also include net cash flows to be received or paid for the disposal of the assets at the end of their useful lives. As a result of the impairment review, when the sum of the discounted future cash flows expected to be generated by the assets is less than the book value of the assets, we recognize impairment losses based on the recoverable value of those assets. We made a number of significant assumptions and estimates in the application of the discounted cash flow model to forecast cash flows, including business prospects, market conditions, selling prices and sales volume of products, costs of production and funding sources. The estimated cash flow forecast amounts are derived from the most recent financial budgets for the next five years. For periods beyond the five year forecast period, we use a terminal value approach to estimate the cash flows for the remaining years based on an expected estimated growth rate. This estimated growth rate is based on actual historical results. As of December 31, 2009, we estimated an average discount rate of XX% and an average rate of revenue growth of XX%. However, given the current economic environment, it is likely that the estimates and assumptions will be more volatile than they have been in the past. Further impairment charges may be required if triggering events occur, such as adverse market conditions, that suggest deterioration in an asset’s recoverability or fair value. Assessment of the timing of when such declines become other than temporary and the amount of such impairment is a matter of significant judgment. Results in actual transactions could differ from those estimates used to evaluate the impairment of such long-lived assets. If our future cash flow projections are not realized, either because of an extended recessionary period or other unforeseen events, impairment charges may be required in future periods.

Mr. Terence O’Brien
Securities and Exchange Commission, p. 6
If the estimated average discount rates used in these valuations were increased by one percentage point, then the estimated fair values would have decreased by XX% in total. If the estimated average rate of revenue growth rate were decreased by XX%, then the estimated fair values would have decreased by XX% in total.

Inventories

Inventories are stated at the lower of cost or net realizable value. Costs of inventories are determined using the moving-weighted average or weighted average method while materials-in-transit are determined using the specific identification method. Amounts of inventory are written down to net realizable value due to losses occurring in the normal course of business and the allowance is reported as a contra inventory account, while the related charge is recognized in cost of goods sold.

The net realizable value is determined based on the latest selling price available at the end of each quarter taking into account the directly attributable selling costs. The latest selling price is the base price which is the negotiated selling price based upon the recent transactions entered into with major customers. Considering that our inventory turnover is approximately two months and inventories at balance sheet date would be sold during the following two months, we perform valuation of inventories using the base price as of the balance sheet date and adjust for significant changes in selling price occurring subsequent to the balance sheet date. The selling price range used for determining the net realizable value of our inventories ranged from the inventory cost amount less XX% of gross profit margin to the inventory cost amount plus XX% of gross profit margin. For inventories in which expected selling prices are less than the cost amount, the necessary adjustment to write-down the inventories to net realizable value is made.
2.	We note your response to prior comment 4 regarding your impairment analysis of marketable and non-marketable available-for-sale securities. You indicate that you review the financial conditions of the investees, including specific events such as geopolitical crisis and financial crisis. However, your response and disclosure in your US GAAP reconciliation does not specifically discuss the factors considered in determining that the non-marketable available-for-sale securities were not impaired. Please tell us the specific literature in US GAAP you referred to in considering the impairment of the non-marketable equity securities (e.g. FSP Nos. FAS 115-1 and FAS 124-1). Explain specifically how you applied such specific guidance, providing details on your consideration of recent events and circumstances in determining whether these investments were impaired, your method for determining fair value, if applicable, including related estimates and assumptions, and your consideration of the relevant disclosure requirements.

Equity securities that do not have readily determinable fair values that are not required to be accounted for by the equity method are carried at cost, as described in paragraph 6 of APB 18, adjusted for other-than-temporary impairment. We have assessed non-

Mr. Terence O’Brien
Securities and Exchange Commission, p. 7
marketable equity securities for impairment on an individual security basis in consideration of paragraphs 7 and 10 of FSP FAS 115-1/ FAS 124-1.

Non-marketable investments of Won 1,262.7 billion as of December 31, 2008 consist of the following (in billions of Korean Won):

Investees	Acquisition Cost	Coverage
Securities of which acquisition costs are greater than Won 10 billion	Won 1,031.6	82%
Big Jump Energy Participacoes S.A.	667.8	53%
Siam United Steel	34.6	3%
Airport Railroad Co., Ltd	110.5	9%
Others	218.6	17%
Securities of which acquisition costs are less than Won 10 billion	231.1	18%
In order to identify any impairment indicators with respect to non-marketable equity securities of which acquisition costs are greater than Won 10 billion, we considered and reviewed the following: 1) whether there was a decrease in net asset value, revenue or net income by more than 20%, 2) whether there were negative cash flows from operations or negative working capital, 3) geopolitical crisis, financial crisis and underlying industries — whether investees operate in areas in which significant adverse change in the economic and operating environment is believed to occur such as the United States and Russia; whether investees’ underlying industries are considered to be impacted negatively by the recent financial crisis such as the financial sector and the real estate industry, and 4) whether there were significant changes in technology that may impair the earnings potential of the investment. Based on this review, we believe that there was no impairment indicator present regarding non-marketable equity securities with acquisition costs over Won 10 billion as of December 31, 2008 and therefore, there was no need for us to estimate their fair values. However, for Korean GAAP purposes, we determined that our investment in Siam United Steel and Airport Railroad Co., Ltd. (which had been the two most material cost method investments before the purchase of Big Jump Energy Participacoes S.A. in December 2008) needed to be evaluated for fair values. Based on the valuations, the fair values of both investments were greater than their cost and this provided additional evidence that no impairment charges were necessary.

In performing this analysis, we estimated the fair value of the investments based on available financial and operating information on the investee, as well as the income approach using discounted cash flow models. Our process to estimate fair values also includes engaging a valuation firm to assist us in determining these estimating fair values. Key assumptions and estimates include market conditions, revenue growth rates, operating margin rates, income tax rates, depreciation and amortization rates, the level of capital expenditures, working capital amounts, and discount rates. These estimates are based on historical results of the investee and other market data.

Mr. Terence O’Brien
Securities and Exchange Commission, p. 8
Based on these valuations, the estimated fair values of both investments were greater than their cost and no impairment charges were recognized. We base our fair value estimates on assumptions we believe to be reasonable, but which are unpredictable and inherently uncertain. The use of alternative estimates and assumptions could increase or decrease the estimated fair values of the investment, and potentially result in different impacts on our results of operations.

In addition, the acquisition cost of Big Jump Energy (acquisition cost: Won 667.8 billion, comprising approximately 53% of total non-marketable securities held) was considered as fair value since it was acquired on December 29, 2008 which is very near the fiscal year end. There were no known significant new or different market conditions, and there were no known new or significant adverse financial or operational changes related to Big Jump Energy for the period from the acquisition date through December 31, 2008. Subsequent to the acquisition date, there were no indicators that cause an adverse effect on the fair value of this investment.

Except for three investments discussed above, we did not estimate the fair value of any other non-marketable equity securities. However, we evaluated whether an event or change in circumstances has occurred in that period that may have a significant adverse effect on the fair value of the investment (an “impairment indicator”) under paragraph 10 (b) of FSP FAS 115-1/ FAS 124-1.

With respect to non-marketable equity securities of which acquisition costs are less than Won 10 billion (a total of 195 different investments and approximately Won 231.1 billion of total acquisition costs), we performed a review for impairment indictors for each investment, with a focus on the equity amount of the underlying investees. We estimated that an investment would be other than temporarily impaired if the equity value of the underlying investee was less than 80% of the investment acquisition cost for at least a continuous one year period. Upon completion of this review for impairment indicators, we identified a total of ten investments for which there was an indicator of impairment. We then estimated a fair value amount and recorded the necessary other than temporary impairment charge. This other than temporary impairment charge was Won 10.2 billion for the year ended December 31, 2008. As previously noted, the total acquisition costs of the non-marketable equity securities (with an acquisition cost of less than Won 10 billion) is Won 231.1 billion at December 31, 2008. This amount represents 0.49% and 0.93% of total assets and total non-current assets, respectively.

In future filings, we will consider including additional disclosures in the notes to the consolidated financial statements that would describe more of our practices as noted in the previous paragraphs, particularly in periods in which there are GAAP reconciling differences related to the accounting for impairments of non-marketable securities.

Mr. Terence O’Brien
Securities and Exchange Commission, p. 9
Capital Requirements, page 41
3.	We note your response to prior comment 7 regarding your raw material contracts and their related pricing adjustments. We further note the information you plan to include in future filings, including a 5% sensitivity analysis. Please ensure that your future filings also discuss the nature and amount of historical adjustments and whether or not these adjustments have been material to operations and liquidity in the past and a discussion of the price ranges for LNG under the Tangguh consortium and how this monthly variability has impacted operations, specifically disclosing the ceiling that you reference in your response.

Our long-term contracts to purchase iron ore, coal, liquefied natural gas and other raw materials provide for periodic price adjustments to then-market prices. The long-term contracts to purchase iron ore and coal generally provide for annual adjustments to the purchase prices to be determined through negotiation between the supplier and us, which are typically retroactively implemented starting on April 1 of each year. The average price of coal per wet metric ton (benchmark free on board price of Australian premium hard coking coal) was US$116 in 2006, US$98 in 2007 and US$300 in 2008. The average price of iron ore per dry metric ton (benchmark free on board price of Australian iron ore fines with iron (Fe) 64% content) was US$47 in 2006, US$52 in 2007 and US$93 in 2008. Our cost of goods sold fluctuated during such periods primarily due to fluctuations in the purchase prices of key raw materials. However, we were able to pass along a significant part of such fluctuations in key raw materials to our customers, and our gross margins remained relatively stable at 23.0% in 2006, 21.2% in 2007 and 22.0% in 2008. In the past, such increases also did not materially and adversely affect our liquidity, as our increase in trade accounts and notes receivables, net of allowance for doubtful accounts and present value discounts, of Won 3,492 billion as of December 31, 2006, Won 4,036 billion as of December 31, 2007 and Won 5,894 billion as of December 31, 2008 were largely in line with increases in our sales, which were Won 25,842 billion in 2006, Won 31,608 billion in 2007 and Won 41,743 billion in 2008.

In the first half of 2009, the average price of coal per wet metric ton (benchmark free on board price of Australian premium hard coking coal) decreased to US$129 and the average price of iron ore per dry metric ton (benchmark free on board price of Australian iron ore fines with iron (Fe) 64% content) decreased to US$62. When we draft the disclosure for our annual report on Form 20-F for the fiscal year ended December 31, 2009, we will take into consideration our operating results for the entire fiscal year and include a discussion of the nature and amount of historical adjustments relating to our key raw material contracts and whether or not such adjustments have been material to operations and liquidity in the past.

Our purchase of liquefied natural gas under the agreement with Tangguh LNG Consortium accounted for less than 2% of our total raw material costs in each of 2006, 2007 and 2008. Given the relatively limited importance of liquefied natural gas to our operations, we believe that additional discussion of the price ranges of liquefied natural

Mr. Terence O’Brien
Securities and Exchange Commission, p. 10
gas purchased from the Tangguh LNG consortium and how this monthly variability has impacted our operations is not necessary.
*   *   *   *   *
          We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in our filings with the U.S. Securities and Exchange Commission (the “Commission”), that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings, and that we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          We hope that the foregoing is responsive to your inquiries. Please direct any further questions or comments to POSCO’s Finance Department at +82-2-3457-1459 (fax: +82-2-3457-1982), or POSCO’s outside counsel, Cleary Gottlieb Steen & Hamilton LLP, to the attention of Jinduk Han at (852) 2532-3723 (fax: 852-2160-1023) or Jay Hoon Choi at (852) 2532-3776 (fax: 852-2160-1076).

Sincerely,
/s/ Dong-Hee Lee
Dong-Hee Lee
President and Representative Director

cc:	Melissa N. Rocha Staff Accountant Division of Corporation Finance

Jinduk Han Partner Cleary Gottlieb Steen & Hamilton LLP